ESCROW AGREEMENT

This Escrow Agreement (this “Agreement”), entered into as of March 29, 2010, is by and among Granto, Inc., a Nevada corporation (the “Company”), certain officers of the Company who are a signatory hereto (“Management”) and The Crone Law Group (hereinafter referred to as the “Escrow Agent”).

BACKGROUND

This Agreement is made pursuant to the Series A Preferred Stock Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”), between the Company and each Investor listed on the signature page thereto (the “Investors”).  All capitalized terms used, but not defined herein, shall have the meanings assigned them in the Purchase Agreement.

Pursuant to the Purchase Agreement, each Investor has agreed to purchase from the Company, and the Company has agreed to sell to each Investor, the Company’s Series A Preferred Stock and Warrants.  Under the terms of the Purchase Agreement, Management is required to deposit shares of Common Stock into escrow equal to the number of shares of Preferred Stock issued to the Investors.  The Company, Management and the Investors have agreed to establish an escrow on the terms and conditions set forth in this Agreement.  The Escrow Agent has agreed to act as escrow agent pursuant to the terms and conditions of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the promises of the parties and the terms and conditions hereof, the parties hereby agree as follows:

1.      Appointment of Escrow Agent.  The Company and Management hereby appoint the Escrow Agent as escrow agent to act in accordance with the Purchase Agreement and the terms and conditions set forth in this Agreement, and the Escrow Agent hereby accepts such appointment and agrees to act in accordance with such terms and conditions.

2.      Establishment of Escrow.  On or before the date of this Agreement, Management shall deposit an aggregate of 2,768,721 shares of Common Stock (the “Shares”) with the Escrow Agent.  The certificates for the Shares will be registered in the name of Management and will be accompanied by duly endorsed and guaranteed stock power.  All certificates for Shares to be provided to the Escrow Agent shall be deposited with the Escrow Agent.  The Escrow Agent will be deemed the record holder of the Shares until disbursement and will be entitled to receive dividends and other distributions thereon and will be entitled to vote the Shares in accordance with the Investors’ instructions.  Escrow Agent is under no obligation to invest any such dividends or other distributions; provided, however, the Escrow Agent shall provide for the safekeeping of any money or property received by it as a distribution or dividend.

3.      Segregation.  The Shares shall be segregated from the assets of the Escrow Agent and held in trust for the benefit of Management and the Investors in accordance herewith.

4.      Receipt.  Subject to Sections 2 and 7(c) hereof, the Escrow Agent shall have no liability for any loss resulting from the deposit of the Shares.

5.      Transfer of the Shares.

(a)  Definitions.  In addition to the terms defined elsewhere in this Agreement the following terms have the meanings set forth in this Section 5(a):

 “Fiscal Year 2009 Performance Threshold” means the target amounts of (a) $13.0 million for the Company’s audited Net Income for the fiscal year ended December 31, 2009 and (b) $0.54 per share for the Company’s audited Net Income per share.

“Fiscal Year 2010 Performance Threshold” means the target amounts of (a) $14.8 million for the Company’s audited Net Income for the fiscal year ended December 31, 2010 and (b) $0.62 per share for the Company’s audited Net Income per share.

“Net Income” for any period means the consolidated net income of the Company and its subsidiaries calculated in accordance with United States generally accepted accounting principles consistently applied; plus, to the extent such amounts were deducted in the calculation of consolidated net income, the amount of any non-cash extraordinary charges relating solely to (a) the release of the Shares from Escrow or (b) the value of the beneficial conversion feature of the Series A Preferred Stock of the Company issued pursuant to the Purchase Agreement.  Net Income for any period shall also not include any charges or additions to net income of the Company in any period as a result of any fluctuation in the value of the Company’s Common Stock.

(b) Prior to April 15, 2010 with respect to the fiscal year ended December 31, 2009 and within 105 days after the end of the fiscal year ending December 31, 2010, respectively, the Company shall provide to the Investors a written report of its audited Net Income amount and per share Net Income amounts to the Investors and Escrow Agent.  If the Company does not achieve at least 100% of either amount set forth in the Fiscal Year 2009 Performance Threshold, or the Fiscal Year 2010 Performance Threshold, as the case may be, the written report for the applicable fiscal year shall be accompanied by a written notice from the Company which shall set forth the percentage amount by which the Company failed to achieve such amounts (the percentage amount of the deficit for such fiscal year is referred to as the “Shortfall”).

(c) If the Company does not achieve at least 50% of either amount set forth in the Fiscal Year 2009 Performance Threshold, then the Escrow Agent shall transfer 100% of the Shares to the Investors pro rata based on the number of shares of Preferred Stock purchased by Investor under the Purchase Agreement and still beneficially owned by such Investor at such date.

(d) If the Company achieves at least 50%, but less than 100% of either amount set forth in the Fiscal Year 2009 Performance Threshold, then the Escrow Agent shall transfer an amount of the Shares to the Investors equal to the product obtained by multiplying (i) two times the Shortfall by (ii) the total number of Shares held in escrow.  Such Shares will be transferred pro rata based on the number of shares of Preferred Stock purchased under the Purchase Agreement by the Investor and still beneficially owned by such Investor at such date.  For example, if the Company achieves 80% of one of the amounts set forth in the Fiscal Year 2009 Performance Threshold and thus reports a 20% Shortfall, then the Escrow Agent shall transfer 40% of the Shares then held in escrow to the Investors.

(e)  If any escrow Shares are delivered to Investors pursuant to Sections 5 (c) or (d), Management shall within 5 business days of the Company’s report and notice delivered pursuant to Section 5(b), replenish the escrow account with an equal number of shares of Common Stock so that upon such replenishment the Escrow Agent shall again hold in escrow a number of shares of Common Stock equal to one hundred (100%) percent of the shares of Preferred Stock purchased by the Investors under the Purchase Agreement.  Such additional shares of Common Stock together with the original Shares, if any, remaining in the escrow will be deemed to be “Shares” for purposes of this Agreement.

(f) If the Company does not achieve at least 50% of either amount set forth in the Fiscal Year 2010 Performance Threshold, then the Escrow Agent shall transfer 100% of the Shares to the Investors pro rata based on the number of shares of Preferred Stock purchased under the Purchase Agreement and still beneficially owned by such Investor at such date.

(g) If the Company achieves at least 50%, but less than 100% of either amount set forth in the Fiscal Year 2010 Performance Threshold, then the Escrow Agent shall transfer an amount of the Shares to the Investors equal to the product obtained by multiplying (i) two times the Shortfall by (ii) the total number of Shares held in escrow (or which should be held in escrow pursuant to the replenishment provisions set forth in Section 5(e)). Such Shares will be transferred pro rata based on the number of shares of Preferred Stock purchased under the Purchase Agreement and still beneficially owned by such Investor at such date.  For example, if the Company achieves 80% of one of the amounts set forth in the Fiscal Year 2010 Performance Threshold and thus reports a 20% Shortfall, then the Escrow Agent shall disburse 40% of the Shares to the Investors.

(h) Escrow Agent shall transfer the Shares to Investors within 5 business days of the receipt of such Shares from the Company’s transfer agent following the receipt of written instructions from each Investor specifying the amount of Shares to be delivered to such Investor pursuant to the report and notice delivered pursuant to Section 5(b).  Any Shares remaining in the escrow after the distribution, if any, to the Investors following the delivery of the report and notice pursuant to Section 5(b) for Fiscal Year ending December 31, 2010, will be returned to Management (within 5 business days after the distribution to Investors if any, or within 5 business days after delivery of the report if there is no Shortfall) pro rata to amount delivered into escrow.  The Escrow Agent will not be responsible for calculating the number of Shares to be delivered to Investors and Management and will rely on the written instructions from the Investors and Management.

(i) This Escrow Agreement shall terminate and be of no further force or effect on the transfer of all Shares.

6.      Registration Rights and Procedures.

(a) Registration on Request of Investors.

(i) Request. Investors may request in writing no earlier than 30 days prior to the delivery of Shares to Investors that the Company effect the registration for resale under the Securities Act of all or part of Investors' Shares on a resale registration statement on Form S-1. Any such request will specify (a) the number of Shares proposed to be sold and (b) the intended method of disposition thereof.  Subject to the other provisions of this Section 6(a), the Company shall promptly and as expeditiously as possible, use its reasonable best efforts to effect the registration under the Securities Act, of:

(1) the Shares that the Company has been so requested to register by Investors ("Investors Registrable Securities");

(2) all shares of the same class(es) or series as the Investors Registrable Securities that have been requested to be included by the Company in such registration ("Company Registrable Securities"); and

(3) all shares of the same class(es) or series as the Investors Registrable Securities which have been requested to be included by holders of Registrable Securities other than Investors ("Other Holder Registrable Securities").

(ii) Limited Registration Rights. The Company shall be required to effect up to two (2) requests by Investors for the registration of Registrable Securities on Form S-1 pursuant to this Section 6(a).

(iii) Expenses; Indemnification. The Company will pay all Registration Expenses in connection with registrations pursuant to this Section 6(a) and the indemnification provisions of Section 7.1(f) of the Purchase Agreement shall apply to all registrations pursuant to this Section 6(a).

(iv) Effective Registration Statement. A registration requested pursuant to this Section 6(a) will not be deemed to have been effected:

(1) unless a registration statement with respect thereto has become effective and remained effective in compliance with the provisions of the Securities Act with respect to the disposition of all Investors Registrable Securities covered by such registration statement until the earlier of (x) such time as all of such Investors Registrable Securities have been disposed of in accordance with the intended methods of disposition thereof set forth in such registration statement or (y) 180 days after the effective date of such registration statement; or

(2) if after it has become effective, the registration statement is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or authority and is not thereafter effective.

 (v) Postponements in Requested Registrations.

(1) If upon receipt of a registration request, the Company shall furnish to Investors a certificate signed by the CEO or any other Senior Officer stating that the Company has pending or in process a material transaction (the "Transaction Delay Notice"), the disclosure of which would, in the good faith judgment of the Board, after consultation with its outside counsel, materially and adversely affect such transaction and that the filing of a registration statement would require disclosure of such material transaction within 48 hours of such receipt of such request, the Company shall not be required to comply with its obligations under Section 6(a)(i) until 60 days after Investors' receipt of such notice.

(2) Notwithstanding the foregoing provisions of this Section 6(a)(v), the Company shall be entitled to serve only one Transaction Delay Notice within any period of 365 consecutive days.

 (b) Incidental Registrations.

(i) Right to Piggyback.  If the Company or any other person that has demand registration rights (a "Third Party Registrant") at any time after the delivery of any Shares to the Investors proposes to register equity securities under the Securities Act (other than a registration on Form S-4 or S-8, or any successor or other forms promulgated for similar purposes), whether or not for sale for its own account, in a manner which would permit registration of the Shares for sale to the public under the 1933 Act, the Company will, at each such time, give prompt written notice to Investors of its intention to do so and of Investors' rights under this Agreement.  Upon the written request of Investors made within 15 days after the receipt of any such notice (which request shall specify the Shares intended to be disposed of by Investors), the Company will use its reasonable best efforts to effect the registration under the 1933 Act of all Shares which the Company has been so requested to register by Investors; provided, however, that (a) if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company or such Third Party Registrant shall determine for any reason not to proceed with the proposed registration of the securities to be sold by it, the Company may, at its election, give written notice of such determination to Investors and, thereupon, shall be relieved of its obligation to register any Shares in connection with such terminated registration (but not from its obligation to pay the Registration Expenses in connection therewith), and (b) if such registration involves an underwritten offering, Investors shall enter into an agreement with the underwriters to sell their Shares to the underwriters selected by the Company or such Third Party Registrant on substantially the same terms and conditions as apply to the Company or such Third Party Registrant, with such differences, including any with respect to indemnification and liability insurance, as may be customary or appropriate in combined primary and secondary offerings. Notwithstanding the foregoing, if a registration requested pursuant to this Section 6(b) involves an underwritten public offering, Investors may elect, in writing prior to the effective date of the registration statement filed in connection with such registration, not to register all or any part of their Shares in connection with such registration. The registrations provided for in this Section 6(b) are in addition to, and not in lieu of, registrations made in accordance with Section 6(a).

(ii) Expenses; Indemnification. The Company will pay all Registration Expenses in connection with each registration of Shares requested pursuant to this Section 6(b) and the indemnification provisions of Section 7.1(f) of the Purchase Agreement shall apply to all registrations pursuant to this Section 6(b).

7.       Interpleader; Exculpation and Indemnification of Escrow Agent.

(a)             Should any controversy arise among the parties hereto with respect to this Agreement or with respect to the right to receive the Shares, the Escrow Agent shall have the right to consult counsel and/or to institute an appropriate interpleader action to determine the rights of the parties.  The Escrow Agent is also hereby authorized to institute an appropriate interpleader action upon receipt of a written letter of direction executed by the parties so directing the Escrow Agent.  If the Escrow Agent is directed to institute an appropriate interpleader action, it shall institute such action not prior to thirty (30) days after receipt of such letter of direction and not later than sixty (60) days after such date.  Any interpleader action instituted in accordance with this Section 6 shall be filed in any court of competent jurisdiction in New York, New York, and the portion of the Shares in dispute shall be deposited with the court and in such event the Escrow Agent shall be relieved of and discharged from any and all obligations and liabilities under and pursuant to this Agreement with respect to that portion of the Shares.

(b) The Escrow Agent is not a party to, and is not bound by or charged with notice of any agreement out of which this escrow may arise.  The Escrow Agent acts under this Agreement as a depositary only and is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of the subject matter of the escrow, or any part thereof, or for the form or execution of any notice given by any other party hereunder, or for the identity or authority of any person executing any such notice or depositing the Shares.  The Escrow Agent will have no duties or responsibilities other than those expressly set forth herein.  The Escrow Agent will be under no liability to anyone by reason of any failure on the part of any party hereto (other than the Escrow Agent) or any maker, endorser or other signatory of any document to perform such person’s or entity’s obligations hereunder or under any such document.  Except for this Agreement and instructions to the Escrow Agent pursuant to the terms of this Agreement, the Escrow Agent will not be obligated to recognize any agreement between or among any or all of the persons or entities referred to herein, notwithstanding its knowledge thereof.

(c) The Escrow Agent will not be liable for any action taken or omitted by it, or any action suffered by it to be taken or omitted, in good faith and in the exercise of its own best judgment, and may rely conclusively on, and will be protected in acting upon, any order, notice, demand, certificate, or opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is reasonably believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons.  The duties and responsibilities of the Escrow Agent hereunder shall be determined solely by the express provisions of this Agreement and no other or further duties or responsibilities shall be implied, including, but not limited to, any obligation under or imposed by any laws of the State of New York upon fiduciaries.

(d) The Escrow Agent will be indemnified and held harmless by the Company and Management jointly and severally from and against any expenses, including reasonable attorneys’ fees and disbursements, damages or losses suffered by the Escrow Agent in connection with any claim or demand, which, in any way, directly or indirectly, arises out of or relates to this Agreement or the services of the Escrow Agent hereunder; except, to the extent that the Escrow Agent is guilty of willful misconduct, fraud or gross negligence under this Agreement.  For this purpose, the term “attorneys' fees” includes fees payable to any counsel retained by the Escrow Agent in connection with its services under this Agreement and, with respect to any matter arising under this Agreement as to which the Escrow Agent performs legal services, its standard hourly rates and charges then in effect.  Promptly after the receipt by the Escrow Agent of notice of any such demand or claim or the commencement of any action, suit or proceeding relating to such demand or claim, the Escrow Agent will notify the other parties hereto in writing.  For the purposes hereof, the terms “expense” and “loss” will include all amounts paid or payable to satisfy any such claim or demand, or in settlement of any such claim, demand, action, suit or proceeding settled with the express written consent of the parties hereto, and all costs and expenses, including, but not limited to, reasonable attorneys’ fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit or proceeding.  The provisions of this Section 7 shall survive the termination of this Agreement.

8.      Resignation of Escrow Agent.  At any time, upon ten (10) days’ written notice to the parties hereto, the Escrow Agent may resign and be discharged from its duties as Escrow Agent hereunder.  As soon as practicable after its resignation, the Escrow Agent will promptly turn over to a successor escrow agent appointed by the parties hereto all monies and property held hereunder upon presentation of a document appointing the new escrow agent and evidencing its acceptance thereof.  If, by the end of the 10-day period following the giving of notice of resignation by the Escrow Agent, the parties hereto shall have failed to appoint a successor escrow agent, the Escrow Agent may interplead the Shares into the registry of any court having jurisdiction.

9.      Records.  The Escrow Agent shall maintain accurate records of all transactions hereunder.  Promptly after the termination of this Agreement or as may reasonably be requested by the parties hereto from time to time before such termination, the Escrow Agent shall provide the parties hereto, as the case may be, with a complete copy of such records, certified by the Escrow Agent to be a complete and accurate account of all such transactions.  The authorized representatives of each of the parties hereto shall have access to such books and records at all reasonable times during normal business hours upon reasonable notice to the Escrow Agent.

10.   Escrow Agent Fees.  The Company agrees to pay the Escrow Agent a non-refundable fee of $2,500 per year for its services under this Agreement, which fee is payable in advance.  Any out-of-pocket fees will be payable by the Company upon invoice.

11.   Attorneys’ Fees.  If any action at law or in equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees from the other party (unless such other party is the Escrow Agent), which fees may be set by the court in the trial of such action or may be enforced in a separate action brought for that purpose, and which fees shall be in addition to any other relief that may be awarded.

12.   Notice.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of service if served personally on the party to whom notice is to be given, (b) on the day of transmission if sent by facsimile/email transmission to the facsimile number/email address given below, and telephonic confirmation of receipt is obtained promptly after completion of transmission, (c) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service or (d) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed, return receipt requested, to the party as follows:

If to the Escrow Agent:	The Crone Law Group
101 Montgomery Street, Suite 1950
San Francisco, California 94104
Attention: Mark E. Crone, Esq.
Facsimile: (415) 955-8910

If to the Company:	Dongdu Room 321
No. 475 Huanshidong Road
Guangzhou City,
People’s Republic of China 510075
Attention: Kelvin Chan, President
Fax: 011-86-20-8762-2136

If to Management:	Dongdu Room 321
No. 475 Huanshidong Road
Guangzhou City,
People’s Republic of China 510075
Attention: Kelvin Chan
Fax: 011-86-20-8762-2136

or to such other address and to the attention of such other person as any of the above may have furnished to the other parties in writing and delivered in accordance with the provisions set forth above.

13.  Execution in Counterparts; Facsimile Execution.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Facsimile execution and delivery of this Agreement is legal, valid and binding for all purposes.

14.  Assignment and Modification.  This Agreement and the rights and obligations hereunder of any of the parties hereto may not be assigned without the prior written consent of the other parties hereto.  Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of each of the parties hereto and their respective successors and permitted assigns.  No other person will acquire or have any rights under, or by virtue of, this Agreement.  No portion of the Shares shall be subject to interference or control by any creditor of any party hereto, or be subject to being taken or reached by any legal or equitable process in satisfaction of any debt or other liability of any such party hereto prior to the disbursement thereof to such party hereto in accordance with the provisions of this Agreement.  This Agreement may be changed or modified only in writing signed by all of the parties hereto.

15.  APPLICABLE LAW.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, USA APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED THEREIN.  THE PARTIES EXPRESSLY WAIVE SUCH DUTIES AND LIABILITIES, IT BEING THEIR INTENT TO CREATE SOLELY AN AGENCY RELATIONSHIP AND HOLD THE ESCROW AGENT LIABLE ONLY IN THE EVENT OF ITS WILLFUL MISCONDUCT, FRAUD, OR GROSS NEGLIGENCE.  ANY LITIGATION CONCERNING THE SUBJECT MATTER OF THIS AGREEMENT SHALL BE EXCLUSIVELY PROSECUTED IN THE COURTS OF NEW YORK COUNTY, NEW YORK, USA, AND ALL PARTIES CONSENT TO THE EXCLUSIVE JURISDICTION AND VENUE OF THOSE COURTS.

16.   Headings.  The headings contained in this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

 [Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

The Company:	GRANTO, Inc.

	By:	/s/ Kelvin Chana
	Name:	Kelvin Chan
	Title:	President

Management:
/s/ Kelvin Chan
Name: Kelvin Chan

Escrow Agent:	THE CRONE LAW GROUP

	By:	/s/ Mark Crone
	Name:	Mark Crone
	Title:	Partner